Exhibit 99.1

CORPORATE RELEASE	18 November 2019

Manchester United PLC Reports First Quarter Fiscal 2020 Results;

Reiterates Fiscal Year 2020 Guidance

•      1Q Fiscal 2020 Revenues of £135.4 million

•      1Q Fiscal 2020 Adjusted EBITDA of £34.8 million

•      1Q Fiscal 2020 Operating Profit of £11.0 million

Highlights

•                      Announced new long-term contracts with recent Academy graduates, Mason Greenwood and Brandon Williams

•                      FIFA Club World Cup expands to 24 teams from 7 beginning in 2021, with the first tournament to be played in China

•                      Commercial revenue of £80.4 million, up 5.9% versus the prior year

•                      Commenced new partnerships with Visit Malta, Lego, Konami and Yabo Sport

•                      Reiterates Fiscal Year 2020 guidance of Revenues of £560 to £580 million and Total Adjusted EBITDA of £155 to £165 million

MANCHESTER, England. — 18 November 2019 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2020 fiscal first quarter ended 30 September 2019.

Management Commentary

Ed Woodward, Executive Vice Chairman, commented, “We have a clear vision in terms of football philosophy and recruitment. The significant investments that we have made in recent years in areas such as transfers, recruitment infrastructure, analytics and our Academy are already beginning to bear fruit. We are very proud to be shortly approaching a milestone 4,000th game featuring an Academy player, and we are particularly optimistic regarding the considerable young talent currently coming through. Our ultimate goal is to win trophies by playing exciting football with a team that fuses graduates from our Academy with world-class acquisitions.”

Outlook

For fiscal 2020, the Company continues to expect total revenues to be in a range of £560 to £580 million and total adjusted EBITDA to be in a range of £155 to £165 million.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2019/20 season*	7	13	12	6	38
2018/19 season	7	13	11	7	38

*Subject to changes in broadcasting scheduling

Key Financials (unaudited)

	Three months ended 30 September
£ million (except earnings per share)	2019	2018	Change
Commercial revenue	80.4	75.9	5.9%
Broadcasting revenue	32.9	42.8	(23.1)%
Matchday revenue	22.1	16.3	35.6%
Total revenue	135.4	135.0	0.3%
Adjusted EBITDA(1)	34.8	29.4	18.4%
Operating profit	11.0	13.9	(20.9)%
Profit for the period (i.e. net income)	1.1	6.6	(83.3)%
Basic earnings per share (pence)	0.69	4.04	(82.9)%
Adjusted profit for the period (i.e. adjusted net income)(1)	3.9	7.0	(44.3)%
Adjusted basic earnings per share (pence)(1)	2.35	4.27	(45.0)%
Net debt(1)/(2)	384.5	247.2	55.5%

(1) Adjusted EBITDA, adjusted profit for the period, adjusted basic earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 6 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The gross USD debt principal remains unchanged.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £80.4 million, an increase of £4.5 million, or 5.9%, over the prior year quarter.

•                  Sponsorship revenue was £53.6 million, an increase of £4.0 million, or 8.1%, over the prior year quarter, primarily due to new sponsorship deals and additional tour revenue.

•                  Retail, Merchandising, Apparel & Product Licensing revenue was £26.8 million, an increase of £0.5 million, or 1.9%, over the prior year quarter.

Broadcasting

Broadcasting revenue for the quarter was £32.9 million, a decrease of £9.9 million, or 23.1%, over the prior year quarter, primarily due to non-participation in the UEFA Champions League. Guaranteed UEFA broadcasting revenues are typically recognised evenly over the course of the competition’s group stages. The majority of the full year revenue impact of non-participation in the UEFA Champions League will therefore occur in Q2, when 5 of the 6 group matches will be played.

Matchday

Matchday revenue for the quarter was £22.1 million, an increase of £5.8 million, or 35.6%, over the prior year quarter, primarily due to playing two additional home games in the quarter.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £136.4 million, a decrease of £7.1 million, or 4.9%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £70.2 million, a decrease of £6.8 million, or 8.8%, over the prior year quarter, primarily due to reductions in player salaries as a result of non-participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the quarter were £30.4 million, an increase of £1.8 million, or 6.3%, over the prior year quarter.

Depreciation and amortization

Depreciation for the quarter was £3.6 million, an increase of £0.8 million, or 28.6%, over the prior year quarter. Amortization for the quarter was £32.2 million, a decrease of £2.9 million, or 8.3%, over the prior year quarter. The unamortized balance of registrations at 30 September 2019 was £356.4 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £12.0 million, compared to £22.4 million for the prior year quarter.

Net finance costs

Net finance costs for the quarter were £8.5 million, compared to £5.2 million in the prior year quarter. The increase was largely due to unrealized foreign exchange losses on unhedged USD borrowings.

Income tax

The income tax expense for the quarter was £1.4 million, compared to £2.1 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £167.3 million in the quarter.

Net cash outflow from operating activities for the quarter was £14.4 million, compared to net cash inflow from operating activities in the prior year quarter of £114.8 million. This is due to timing of cash receipts on commercial contractual arrangements and non-participation in the UEFA Champions League.

Net capital expenditure on property, plant and equipment for the quarter was £3.1 million, a decrease of £1.8 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £158.2 million, an increase of £54.5 million over the prior year quarter.

Net debt

Net Debt as of 30 September 2019 was £384.5 million, an increase of £137.3 million over the year, primarily due to an overall decrease in cash and cash equivalents as described above. The gross USD debt principal remains unchanged.

Dividend

A semi-annual cash dividend of $0.09 per share will be paid on 6 January 2020, to shareholders of record on 2 December 2019. The stock will begin to trade ex-dividend on 29 November 2019.

Conference Call Details

The Company’s conference call to review fiscal 2020 first quarter results will be broadcast live over the internet today, 18 November 2019 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 141-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit on disposal of intangible assets, exceptional items, net finance costs, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on embedded foreign exchange derivatives, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on an normalized tax rate of 21%; 2018: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2018: 21%) applicable during the financial year. A reconciliation of profit for the period to adjusted profit for the period is presented in supplemental note 3.

3.                  Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share are calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings per share are presented in supplemental note 3.

4.                  Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended
	30 September
	2019	2018
Commercial % of total revenue	59.4%	56.2%
Broadcasting % of total revenue	24.3%	31.7%
Matchday % of total revenue	16.3%	12.1%
Home Matches Played
PL	4	3
UEFA competitions	1	—
Domestic Cups	1	1
Away Matches Played
PL	3	4
UEFA competitions	—	1
Domestic Cups	—	—
Other
Employee benefit expenses % of revenue	51.8%	57.1%

Contacts

Investor Relations:	Media Relations:
Corinna Freedman	Charlie Brooks
Head of Investor Relations	Director of Communications
+44 161 868 8431	+44 161 868 8148
Corinna.Freedman@manutd.co.uk	charlie.brooks@manutd.co.uk

Sard Verbinnen & Co
Jim Barron / Devin Broda
+ 1 212 687 8080
JBarron@SARDVERB.com
dbroda@SARDVERB.com

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 30 September
	2019	2018
Revenue from contracts with customers	135,371	135,026
Operating expenses	(136,421)	(143,580)
Profit on disposal of intangible assets	12,017	22,428
Operating profit	10,967	13,874
Finance costs	(9,172)	(5,815)
Finance income	734	689
Net finance costs	(8,438)	(5,126)
Profit before income tax	2,529	8,748
Income tax expense	(1,401)	(2,102)
Profit for the period	1,128	6,646

Basic earnings per share:
Basic earnings per share (pence)	0.69	4.04
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share (thousands)	164,573	164,526
Diluted earnings per share:
Diluted earnings per share (pence)	0.68	4.04
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share (thousands)	164,735	164,698

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	30 September 2019	30 June 2019	30 September 2018
ASSETS
Non-current assets
Property, plant and equipment	251,112	246,032	247,542
Right-of-use assets(1)	5,572	—	—
Investment properties	24,881	24,979	13,804
Intangible assets	785,653	768,857	767,435
Deferred tax asset	55,514	58,415	61,386
Trade receivables	41,905	9,889	10,146
Income tax receivable	—	—	547
Derivative financial instruments	44	30	5,576
	1,164,681	1,108,202	1,106,436
Current assets
Inventories	2,664	2,130	2,666
Prepayments	15,382	13,030	12,656
Contract assets — accrued revenue	39,933	39,532	45,853
Trade receivables	36,060	23,851	33,193
Other receivables	15,269	1,188	159
Income tax receivable	643	643	800
Derivative financial instruments	297	312	518
Cash and cash equivalents	140,307	307,637	247,505
	250,555	388,323	343,350
Total assets	1,415,236	1,496,525	1,449,786

(1) Relates to adoption of IFRS 16, “Leases” with effect from 1 July 2019. See supplemental note 5 for further details.

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	30 September 2019	30 June 2019	30 September 2018
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	(41,356)	(35,544)	(29,065)
Retained earnings	134,107	132,841	143,613
	410,656	415,202	432,453
Non-current liabilities
Deferred tax liabilities	30,466	31,865	29,673
Contract liabilities - deferred revenue	26,988	33,354	35,248
Trade and other payables	32,046	79,183	45,460
Borrowings	522,437	505,779	492,438
Lease liabilities(1)	3,992	—	—
Derivative financial instruments	3,760	2,298	—
	619,689	652,479	602,819
Current liabilities
Contract liabilities - deferred revenue	206,643	190,146	224,547
Trade and other payables	171,441	230,386	185,028
Income tax liabilities	2,823	2,859	2,675
Borrowings	2,363	5,453	2,264
Lease liabilities(1)	1,621	—	—
	384,891	428,844	414,514
Total equity and liabilities	1,415,236	1,496,525	1,449,786

(1) Relates to adoption of IFRS 16, “Leases” with effect from 1 July 2019. See supplemental note 5 for further details.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 30 September
	2019	2018
Cash flow from operating activities
Cash (used in)/generated from operations (see supplemental note 4)	(4,606)	123,356
Interest paid	(8,366)	(7,773)
Debt finance costs paid	(555)	—
Interest received	644	633
Tax paid	(1,489)	(1,434)
Net cash (outflow)/inflow from operating activities	(14,372)	114,782
Cash flow from investing activities
Payments for property, plant and equipment	(3,151)	(4,904)
Payments for intangible assets	(175,713)	(128,638)
Proceeds from sale of intangible assets	17,479	24,928
Net cash outflow from investing activities	(161,385)	(108,614)
Cash flow from financing activities
Repayment of borrowings	—	(3,750)
Principal elements of lease payments(1)	(379)	—
Net cash outflow from financing activities	(379)	(3,750)
Net (decrease)/increase in cash and cash equivalents	(176,136)	2,418
Cash and cash equivalents at beginning of period	307,637	242,022
Effect of exchange rate changes on cash and cash equivalents	8,806	3,065
Cash and cash equivalents at end of period	140,307	247,505

(1) Relates to adoption of IFRS 16, “Leases” with effect from 1 July 2019. See supplemental note 5 for further details.

SUPPLEMENTAL NOTES

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2                               Reconciliation of profit for the period to adjusted EBITDA

	Three months ended 30 September
	2019 £’000	2018 £’000
Profit for the period	1,128	6,646
Adjustments:
Income tax expense	1,401	2,102
Net finance costs	8,438	5,126
Profit on disposal of intangible assets	(12,017)	(22,428)
Amortization	32,187	35,131
Depreciation	3,642	2,809
Adjusted EBITDA	34,779	29,386

3                               Reconciliation of profit for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 30 September
	2019 £’000	2018 £’000
Profit for the period	1,128	6,646
Foreign exchange losses on unhedged US dollar denominated borrowings	2,448	219
Fair value movement on embedded foreign exchange derivatives	(79)	(81)
Income tax expense	1,401	2,102
Adjusted profit before income tax	4,898	8,886
Adjusted income tax expense (using a normalized tax rate of 21% (2018: 21%))	(1,029)	(1,866)
Adjusted profit for the period (i.e. adjusted net income)	3,869	7,020

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	2.35	4.27
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share (thousands)	164,573	164,526
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)	2.35	4.26
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share (thousands)	164,735	164,698

4                               Cash (used in)/generated from operations

	Three months ended 30 September
	2019 £’000	2018 £’000
Profit for the period	1,128	6,646
Income tax expense	1,401	2,102
Profit before income tax	2,529	8,748
Adjustments for:
Depreciation	3,642	2,809
Amortization	32,187	35,131
Profit on disposal of intangible assets	(12,017)	(22,428)
Net finance costs	8,438	5,126
Non-cash employee benefit expense - equity-settled share-based payments	138	210
Foreign exchange (gains)/losses on operating activities	(373)	277
Reclassified from hedging reserve	2,854	1,308
Changes in working capital:
Inventories	(534)	(1,250)
Prepayments	(2,352)	(1,794)
Contract assets — accrued revenue	(401)	(7,835)
Trade receivables	2,344	79,277
Other receivables	(14,081)	(52)
Contract liabilities — deferred revenue	10,131	42,198
Trade and other payables	(37,111)	(18,369)
Cash (used in)/generated from operations	(4,606)	123,356

5                                         Adoption of IFRS 16

The Group adopted IFRS 16, “Leases” with effect from 1 July 2019. The Group has elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information has not been restated.

The new treatment of leases has resulted in an increase in non-current assets and financial liabilities as well as increasing underlying EBITDA, offset by an increase in depreciation and an increase in finance charges.

The Group expects that adjusted EBITDA for the year ended 30 June 2020 will increase by approximately £1.7 million. Profit before tax is expected to decrease by approximately £0.1 million.

Lease payments were previously presented as operating cash flows. Lease payments are now split into payments for the principal portion of the lease liability which are presented as financing cash flows, and payments for the interest portion of the lease liability which are presented as operating cash flows. There is no impact on overall cash flow.

Note 3 and note 14 to the interim consolidated financial statements for the three months ended 30 September 2019 provide further detail on the adoption of IFRS 16 and the impact on the consolidated income statement, consolidated balance sheet, and consolidated statement of cash flows.